Form N-SAR, Sub-Item 77D
Policies with respect to security investments

Nuveen Preferred Securities Fund

a series in Nuveen Investment Trust V

811-01979

On January 15, 2015, the Nuveen Fund Board approved investment policy changes to the Nuveen
Preferred Securities Fund. The policy changes were printed in the January 30, 2015 updated Prospectus, filed under Form 485(b) on January 28, 2015, accession number 0001193125-15-023248 and such
Prospectus is herein incorporated by reference as an exhibit to the Sub-Item 77D of Form N-SAR.

Such Prospectus replaced the prospectus policy that the Fund normally invests at least 60% of its net assets in securities rated investment grade and may invest up to 40% of its net assets in securities rated below investment grade with a prospectus policy that the Fund normally invests at least 50% of its net assets in securities rated investment grade and may invest up to 50% of its net assets in securities rated below investment grade.